EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

November 9, 2020

Avino Reports Q3 2020 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, “Avino” or “the Company”) released today its consolidated financial results for the Company’s third quarter ended September 30, 2020. The Financial Statements and Management’s Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

David Wolfin, President and CEO commented, “Avino’s operating performance for the third quarter was directly impacted due to the strike action at the mine by the Company’s unionized workers, which halted production activities during Q3 2020. In October, we were pleased to announce that an agreement had been reached and the strike at the mine had ended. Currently, we are working towards restarting production and mining operations.

I would like to thank all our stakeholders for their support, patience and understanding during the quarter. In addition, I would like to extend my gratitude to the management team in Mexico who negotiated a successful and peaceful resolution.”

Third Quarter 2020 Financial Highlights

•	Cash balance of $12.5 million
•	Working capital of $16.9 million
•	Reduction in debt liabilities by $2.0 million during the quarter, and $6.1 million for the year to date 2020.
•	Revenues from mining operations of $2.7 million
•	Mine operating losses of $0.2 million, including $0.9 million in standby costs
•	Losses before interest, taxes, depreciation, and amortization (“EBITDA”)[2] of $4.3 million
•	Net losses from continuing operations of $4.6 million, or $0.05 per share
•	Adjusted losses[2] of $0.7 million
•	Consolidated cash production costs[2], net of standby costs, of $12.56 per silver equivalent payable ounce[1]
•	Consolidated all-in sustaining cash costs, including standby costs (“AISC”)[2] of $31.61 per silver payable equivalent ounce[1]

1. In Q3 2020, AgEq was calculated using metals prices of $24.26 oz Ag, $1,909 oz Au and $2.96 lb Cu. In Q3 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings/losses, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. – November 9, 2020

Avino Reports Q3 2020 Financial Results

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2020	Third Quarter 2019	Change	YTD 2020	YTD 2019	Change
Financial Operating Performance
Revenues	$2,659	$6,796	-61%	$14,615	$21,320	-31%
Mine operating income	$(189)	$(177)	7%	$1,441	$175	723%
Net loss from continuing operations	$(4,587)	$(1,545)	197%	$(5,930)	$(2,209)	168%
Net loss including discontinued operations	$(4,589)	$(1,642)	179%	$(6,097)	$(2,418)	152%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$(4,250)	$(1,575)	170%	$(4,675)	$(917)	410%
Adjusted earnings[1]	$(665)	$(136)	388%	$1,684	$328	414%
Per Share Amounts
Loss per share from cont. operations – basic	$(0.05)	$(0.02)	-150%	$(0.07)	$(0.03)	-133%
Loss per share – basic	$(0.05)	$(0.02)	-150%	$(0.08)	$(0.04)	-100%
Cash Flow per share[1] – basic	$(0.01)	$0.00	-100%	$(0.00)	$0.00	-%

HIGHLIGHTS (Expressed in 000’s of US$)	September 30, 2020	June 30, 2020	Change	September 30, 2020	December 31, 2019	Change
Liquidity & Working Capital
Cash	$12,493	$10,386	20%	$12,493	$9,625	30%
Working capital	$16,859	$13,797	22%	$16,859	$13,209	28%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings/losses, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Costs and Capital Expenditures:

Capital expenditures for the third quarter of 2020 were $0.4 million compared to $2.3 million for Q3 2019. All necessary capital expenditures continued during the third quarter, as the Company finalized key upgrades to mill equipment to boost gold recoveries, as well as secured deposits on long-lead items for the planned dry-stack tailings storage facility (“TSF #2”).

Operational Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Third Quarter 2020	Third Quarter 2019	Change	YTD 2020	YTD 2019	Change
Operating
Tonnes Milled	-	202,664	-100%	204,286	601,224	-66%
Silver Ounces Produced	-	221,928	-100%	317,299	738,007	-57%
Gold Ounces Produced	-	1,448	-100%	1,935	4,880	-60%
Copper Pounds Produced	-	1,381,924	-100%	2,267,939	3,580,739	-37%
Silver Equivalent Ounces[1] Produced	-	570,220	-100%	842,230	1,788,402	-53%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	113,703	503,742	-77%	1,011,657	1,645,263	-39%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$12.56	$12.74	-1%	$10.48	$11.63	-10%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$31.61	$18.62	70%	$17.23	$16.73	3%

1. In Q3 2020, AgEq was calculated using metals prices of $24.26 oz Ag, $1,909 oz Au and $2.96 lb Cu. In Q3 2019, AgEq was calculated using metals prices of $16.98 oz Ag, $1,472 oz Au and $2.63 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings/losses, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. – November 9, 2020

Avino Reports Q3 2020 Financial Results

During the quarter no production mining activities took place due to the work stoppage at the Avino Mine.

Operational Overview

Consolidated Production Tables

Q3 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	-	-	-	-	-
Historic Above Ground Stockpiles	-	-	-	-	-
Consolidated	-	-	-	-	-

YTD 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	199,575	312,819	1,916	2,263,082	835,370
Historic Above Ground Stockpiles	4,711	4,481	19	4,857	6,860
Consolidated	204,286	317,299	1,935	2,267,939	842,230

Q3 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	-	-	-	-	-	-
Historic Above Ground Stockpiles	-	-	-	-	-	-
Consolidated	-	-	-	-	-	-

YTD 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	54	0.40	0.58	90%	75%	88%
Historic Above Ground Stockpiles	59	0.31	0.15	50%	41%	31%
Consolidated	54	0.40	0.57	89%	74%	87%

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On August 13, 2020 the Company announced that it had entered into an option agreement with Silver Wolf in which they were granted the exclusive right to acquire an 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option”), in consideration of the issuance to Avino of share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of $0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement (the “Approval Date”).

By divesting of these non-core two assets, Avino limits the costs of maintaining these properties, and retains exposure to any exploration upside through the issuance of Silver Wolf purchase shares or warrants. In addition, Avino will have a right of first refusal to purchase and process any ore or concentrate extracted from the properties for processing.

Exercise of Warrants

During the third quarter, the Company received proceeds of over $3 million from the exercise of warrants. The Company will use the proceeds to execute on its operational plans of constructing TSF#2 and on exploration on other areas of the Avino Mine.

Avino Silver & Gold Mines Ltd. – November 9, 2020

Avino Reports Q3 2020 Financial Results

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Tuesday, November 10, 2020 at 8:00 am PST (11:00 am EST). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Third Quarter Financial Results Conference Call and Webcast or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Avino’s VP Technical Services, who is a qualified person within the context of National Instrument 43-101 and has reviewed and approved the technical data in this document.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Avino Silver & Gold Mines Ltd. – November 9, 2020

Avino Reports Q3 2020 Financial Results

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.